Exhibit 99.1

Algoma Steel Group Inc. – Fourth Quarter Fiscal 2022 Earnings Conference Call, June 15, 2022

C O R P O R A T E    P A R T I C I P A N T S

Michael Moraca, Treasurer and Investor Relations Officer

Michael McQuade, Retired Chief Executive Officer, Board Member

Michael Garcia, Chief Executive Officer

Rajat Marwah, Chief Financial Officer

P R E S E N T A T I O N

Operator

Greetings, and welcome to Algoma Steel Group Inc.’s Fourth Quarter 2022 Earnings Conference Call.

At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation.

As a reminder, this conference is being recorded.

I would now like to turn this conference over to your host, Mr. Michael Moraca, Treasurer and Investor Relations Officer. Thank you. Sir, you may begin your presentation at this time.

Michael Moraca

Good morning, everyone, and welcome to Algoma Steel Group Inc.’s Fourth Quarter Fiscal 2022 Earnings Conference Call.

Leading today’s call are Michael McQuade, our former Chief Executive Officer and current Board member; Michael Garcia, our new Chief Executive Officer, and Rajat Marwah, our Chief Financial Officer.

As a reminder, this call is being recorded and will be made available for replay later today in the Investors section of Algoma Steel’s corporate website at www.algoma.com.

I would like to remind you that comments made on today’s call may contain forward-looking statements within the meaning of applicable securities laws, which involve assumptions and inherent risks and uncertainties. Actual results may differ materially from statements made today.

In addition, our statements are prepared in accordance with IFRS, which differs from U.S. GAAP, and our discussion today includes references to certain non-IFRS financial measures.

Last evening, we posted an earnings presentation to accompany today’s prepared remarks. The slides for today’s call can be found in the Investors section of our corporate website.

With that in mind, I would ask everyone on today’s call to read the legal disclaimers on Slide 2 of the accompanying earnings presentation, and to also refer to the risks and assumptions outlined in Algoma Steel’s Fourth Quarter Fiscal 2022 Management’s Discussion and Analysis.

Please note that our financial statements are prepared in the U.S. dollar as our functional currency and the Canadian dollar as our presentation currency. Our fiscal year runs from April 1 to March 31, and our financial statements have been prepared for the three and 12 months ended March 31, 2022.

Please note all amounts referred to on today’s call are in Canadian dollars, unless otherwise noted.

Following our prepared remarks, we will conduct a question-and-answer session.

I will now turn the call over to our former Chief Executive Officer and current Board member, Michael McQuade. Mike?

Michael McQuade

Thank you, Mike. Good morning, welcome, and thank you for joining Algoma Steel’s earnings call for our fourth fiscal quarter and full year ended March 31, 2022.

I will start my comments, as we always do, by addressing what truly matters most to us, the safety of our employees. At Algoma, we believe in safety without compromise, and our continued focus has resulted in substantial improvement over the last decade in our Lost Time Injury Frequency Rate. I’m proud to say that our Fiscal Year 2022 was Algoma’s safest year ever. The safety of our employees is our top priority at Algoma, and I commend our entire team for their collective success and continued diligence as we relentlessly pursue our goal of achieving zero workplace injuries.

Before getting into my specific comments, I’d like to express my gratitude to the entire Algoma family and all of our stakeholders for their trust and support during my tenure as CEO over the last three-and-a-half years. The transformational milestones we achieved will chart a new course for Algoma Steel, and while they certainly did not come without challenges, these years have been some of the most rewarding of my career. As I move into the next phase of my life, I am leaving with a tremendous amount of confidence as I hand the reins to Mike Garcia, and I know he will be a great steward of this Company. Algoma’s future has never been brighter, and I look forward to continued participation via my role on the Board.

Our Fiscal 2022 marked a time of profound change for the Company and for the industry, and our outstanding results during that period put us in an enviable position of having options on capital allocation. We told you last quarter that prudent financial management means focusing on the cash that we have, not cash that we expect to realize at some point in the future. We’ve put an exceptional amount of work into achieving the enviable balance sheet we have today. We remain laser-focused on creating long-term value for our shareholders through a combination of prudent financial management, transformative capital investment, and safe and efficient operations of our facilities.

Steel markets are cyclical and pricing can be highly volatile, as evidenced by what we’ve seen over the last several quarters, which is why I am particularly proud of the foundational building blocks we have put in place that will make us successful throughout the steel cycle.

Relentless execution by the entire Algoma team drove the strong results we achieved in our fiscal year. Those results, including shipments of 2.3 million tons, revenues of $3.8 billion, Adjusted EBITDA of $1.5 billion, and cash generated by operating activities of $1.2 billion have positioned us to drive long-term value creation on two fronts simultaneously.

On the capital returns side, last night we announced a new US$400 million substantial issuer bid, or SIB, over and above our existing normal course issuer bid and our regularly quarterly dividend. The SIB has the potential to represent share repurchases of approximately one-third of our current market cap. We are proud of our continued commitment to return capital to shareholders, as our results warrant, all against the backdrop of advancing and completing our transformative EAF project. On that front, construction is advancing as expected with regard to time and budget.

Subsequent to quarter end, the Province of Ontario announced the Northern Ontario Energy Advantage Program. This program supports industrial electricity customers in Northern Ontario and gives security and visibility into their long-term needs, and was significant in our decision to pursue Electric Arc Furnace steel making.

Ontario’s clean energy grid is known as one of the lowest carbon-emitting power supplies across North America. When combined with our transition to EAF, we intend to become one of the leading producers of green steel in North America. Given how major a milestone it is in the life of our Company, I’d like to give you a quick reminder of why we’re so excited about the EAF project.

The project entails dual furnaces that are designed for a combined annual raw steel production throughput of 3.7 million tons, matching our downstream finishing capacity. It will lower our carbon emissions by approximately 70% when fully operational. The two EAFs are expected to come online in 2024, followed by a continued transition away from blast furnace steel production, as increased power supply becomes available from the grid with the support of the provincial government. The project will fundamentally transform who we are and how we operate, positioning the Company as a next-generation steel maker focused on sustainability and poised to be successful across all phases of the steel market cycle.

It’s a testament to the execution by our team during unprecedented times that we were able to operate our existing portfolio of assets normally, without being operationally impacted by the construction of a transformational project, all while being able to return meaningful capital to shareholders.

As I said before, it’s an exciting time and a bright future for Algoma.

Now, I’ll pass the call over to Rajat to go over the strong financial results for the quarter and the fiscal year, before our new CEO, Mike Garcia, closes out our prepared remarks. Rajat?

Rajat Marwah

Thanks, Mike. Good morning, and thank you all for joining the call.

Our fiscal fourth quarter results continue to demonstrate the impressive cash-generating potential of Algoma.

I’ll remind you again that all numbers are expressed in Canadian dollars, unless otherwise noted.

Our quarterly results were highlighted by net income of $242.9 million, Adjusted EBITDA of $334.4 million, which reflects an Adjusted EBITDA margin of 35.5%, and cash generated from operating activities of $443.8 million. We finished the quarter with $915 million of unrestricted cash and remain undrawn on our revolving credit facility.

You’ll recall last quarter, we fully repaid all US$358 million of outstanding senior secured long-term debt and, as a result, the only remaining long-term debt on our balance sheet is in the form of government loans linked to our capital projects.

Diving into the key drivers of our performance:

We shipped 547,000 net tons in the quarter, down 1% sequentially, and 12% as compared to the prior year quarter. As we previously announced, our shipments were lower than we expected due to various issues outside of our operations, including increased slowdowns at customers, logistical supply chain constraints and COVID-related challenges.

Net sales realization averaged $1,608 per ton, down 12% sequentially, but up 71% versus the prior year period. The increase versus the prior year level reflects the positive impact of our contract order book, as higher lag prices flow through the revenues. This resulted in steel revenue of $880 million in the quarter, down 13% sequentially, but up 50% versus the same quarter of last year.

On the cost side, Algoma’s cost of goods sold averaged $989 per ton in the quarter, flat on a sequential basis and up 45% over the prior year period. The main drivers of this increase versus the prior year period include commodity price increases for select raw material inputs, increased employee-based profit sharing as a result of our historic performance, and higher SG&A costs related to being a public company.

Looking at our Fiscal 2022 full year results, we shipped 2.3 million net tons for the year, up 9%, as compared to the prior year. Net sales realization averaged $1,545 per ton, up 101% from the prior year. This resulted in steel revenue of $3.5 billion, up 120%, versus last year. On the cost side, Algoma’s cost of goods sold averaged $894 per ton for the year, an increase of 29% over the prior year. The main drivers of this increase versus the prior year period, again, include commodity price increases for select raw material inputs, increased employee-based profit sharing, and higher SG&A costs related to being a public company.

Our Fiscal Year 2022 was highlighted by record Adjusted EBITDA and cash generation, which, as Mike described earlier, positioned us to add another layer of our capital allocation story through the SIB we announced in our release last night. Armed with a fortress balance sheet and a strong cash-generating profile, we are well positioned to continue evaluating all options around capital allocation.

Now, turning to our outlook for the first quarter, steel prices have come off from their most recent highs, that coincided with the start of the Russian invasion of Ukraine, but remains at attractive levels, still well above past mid-cycles.

Based on our operations to date in the quarter, our order book and our expectations for our end market through the end of the month, we expect to deliver strong fiscal quarter—first fiscal quarter Adjusted EBITDA in the range of $335 million to $355 million. This EBITDA guidance includes, as previously disclosed, the impact of our planned one-month plate mill modernization outage, that is currently in the commissioning stage.

I’d now like to turn the call over our new CEO, Michael Garcia, to provide further colour on current market conditions and our balanced and disciplined approach to capital allocation. Mike?

Michael Garcia

Thanks, Rajat.

Let me start by saying how excited I am to have joined the Algoma team, and to thank Mike McQuade for his stellar leadership throughout the last three-and-a-half years. I look forward to ongoing mentorship and guidance from Mike through his continuing position on our Board of Directors.

Looking at the state of the North American steel market today, pricing levels in the fiscal fourth quarter saw a dramatic spike to near-record levels for the second time in the last two years, largely as a result of the Russian invasion of Ukraine. Since the beginning of April, those prices have come off from those highs and are showing signs of stabilizing at levels still historically higher than any point prior to 2021, and approximately double mid-cycle pricing. We expect pricing to find a near-term equilibrium, and we remain optimistic about where that level should shake out, supported by the fundamentals we continue to see in the market and in our order book.

We have a diverse customer base that provides selling opportunities across Canada and the U.S., traditionally servicing roughly 150 customers in a calendar year. We target a high percentage of contract sales and currently sell approximately 65% of our steel on contract. These volume commitments provide stability to our order book and operations, and the lagging price mechanics help to smooth some of the volatility experienced when prices shift up or down quickly.

We sell a wide range of offerings that include plate products, which currently enjoy a price premium of approximately US$675 per ton, as compared to hot rolled coil. We have always maintained that investments in our plate mill should serve us well, given we are Canada’s only producer and heat treater of discrete plate products. Our modernization project remains on track, with the first phase wrapping up and going through hot commissioning of the new equipment and Phase 2 work planned for completion during the calendar fourth quarter.

Despite the economic uncertainties being seen across industries and around the globe, we have a number of reasons to believe near- and intermediate-term pricing will remain at attractive levels. These potential positive factors include underlying strong demand in the automotive, construction, oil and gas, and other steel-intensive industries, as well as controls on imports. We remain well positioned today to benefit from these favourable market conditions operationally, even as we execute the construction of the EAF project.

Now, let me talk about our capital allocation policy. As you heard from Mike McQuade, our primary focus is on delivering prudent financial discipline and operational excellence to ensure our ability to execute our EAF project, ushering in the next phase of our Company that provides a foundation for long-term value creation for our stakeholders. That endeavour defines the future of Algoma and solidifies our leadership position at the forefront of green steel production in North America.

We are proud that, even as we transition to a low-cost green steel company, the steps we have taken to strengthen the balance sheet and to position our operations to benefit from strong market pricing also have afforded us the opportunity to return capital to shareholders on three fronts: our US$0.05 per share regular quarterly dividend, our normal course issuer bid program, and our US$400 million substantial issuer bid announced last night.

My view is consistent with the Board’s, in that we expect to be a significant generator of free cash over the long term, and we will continuously evaluate our capital allocation policy with the Board. Mike McQuade’s stated approach was to live within our means, not to spend money we didn’t have or expect to realize down the line, and I am happy to echo those sentiments.

In my first two weeks at Algoma, I have been immersing myself across the business, meeting people and familiarizing myself with the specifics of our operations, processes and approach. The sense of pride among our team in the business shines through in their attitudes and in their desire to do what’s best for Algoma and all of our stakeholders. While only just getting started, my first thoughts are really about opportunity. I feel we have tremendous potential to build upon our strong foundation. I commend the steps taken and the results achieved over the past several years to build on a platform on which we can grow from. I’m confident that my extensive management background and experience, specifically, in large construction projects and EAF operations, will help further our team’s efforts.

The fiscal fourth quarter was a strong end to a very exciting year at Algoma, that included our return to the public markets, the retirement of our senior secured debt, the start of our transformative EAF project, achievement of historically strong financial results, the commencement of a robust capital allocation program, and, most importantly, a continued legacy of safety for our employees.

As I take the reins, be assured that we will continue our relentless focus on safe, reliable, efficient operations of our existing facilities, to enjoy the benefits of strong markets, even as we advance the dual EAF facilities, a generational investment designed to forever change how steel is manufactured in Sault St. Marie, while making our business greener, more competitive and more resilient. We will continue to build upon this and position Algoma as a compelling value proposition for all of our stakeholders.

Thank you very much for your continued interest in Algoma Steel. We look forward to what the future holds.

At this point, we would be happy to take your questions. Operator, please give the instructions for our Q&A session.

Operator

At this time, we will be conducting a question-and-answer session. One moment while we poll for questions.

Our first question comes from the line of David Gagliano with BMO Capital Markets. You may proceed with your question.

David Gagliano

All right. Thanks for taking my questions. First of all, congratulations on the transition at the top and on the solid results, and the significant SIB. I have just really basic—some operating questions first, near-term questions.

First of all, on the volumes for the upcoming quarter embedded in the EBITDA guide, can you give us a breakdown of the volume expectations embedded in that guide and the mix of hot rolled and plate for the upcoming quarter? That’s my first question.

Rajat Marwah

David, thanks for your compliment. I think it was a great quarter and a good outcome, based on capital allocation.

So, on the guidance, I think you’re absolutely right, the numbers are part of the overall guidance that we are giving, and what we are providing as EBITDA, which is more important and meaningful for the market, we would like to just go and provide the EBITDA number and not the volume.

David Gagliano

Okay, all right, I’ll follow up on the operating side of it.

Rajat Marwah

The only other thing that I would add—sorry, David—is that we have a one-month outage on the plate mill, that we had said last time, and that is something that’s finishing off here in the commissioning phase right now.

David Gagliano

Okay. Just switching over to the EAF spend, what was the capex for the EAFs in the March end quarter, and if you could just talk us through the process of applying for the government refunds, how much, when, etc., etc.?

Rajat Marwah

Sure. We spent roughly 8% to 9% of the capex by the March quarter, so that’s the spending, expecting to spend, as we said earlier, 50% to 60% in this year, this fiscal year which is running.

From a process perspective, it’s a reimbursement mechanism, where you spend the money and you then apply for a reimbursement and you get the money back. Normally, there’s a quarter lag from when you spend it to when you really get the money.

David Gagliano

Okay, and just my last question. The $700 million expected total spend for the EAF project, is that still a reasonable assumption given, obviously, the inflationary pressures out there, etc., etc.?

Michael Garcia

Hi, David. This is Mike Garcia. Yes, that’s still our current estimate.

David Gagliano

All right. Well, thanks for the succinct answers. Thanks, and I’ll turn it over to somebody else.

Operator

Our next question comes from the line of David Ocampo with Cormark Securities. You may proceed with your question.

David Ocampo

Oh, thanks. Good morning, everyone. I just wanted to circle back on the government funding. I think on the last quarter, you guys mentioned that a piece of it, I think the—not the strategic investment fund portion, but the other piece, would ratchet down by a third for every dollar that you’re putting out the door. How much do you guys think that you’ll get out of that total $420 million that you guys were alluding to in the past?

Rajat Marwah

So, you’re right, it will go down by one-third, based on the allocation of capital toward shareholders. That will include the dividend that we are paying on a quarterly basis, include the NCIB, and the number is disclosed for how much NCIB has happened, and it will be subject to the SIB pickup. So, if it is $400 million, one-third of it—US$400 million, one-third of it will be counted. If you take everything that’s executed as planned for the rest of the year, most of the SIB loan will not be available.

Michael Garcia

David, this is Mike. I would say that’s an exciting story because of the compelling value of the SIB. So, we’re really excited about the strong cash flows that we’re generating. Although the SIB was—or the CIB, I’m sorry, was very attractive, we really have faith in the SIB that we’re executing.

David Ocampo

Okay, that’s helpful. Then, on your capex, I know you guys announced a number of contracts, how much of the $700 million is now locked in that? I’m presuming it could be even at fixed rate. So, a breakdown of that would be helpful.

Rajat Marwah

Sure. We have locked down over 60%, 65% of the capex, and the balance is open. We still have most of the contingency available. Our contingency, the percentage has grown from when we talked last time of around 25% to over 30%. So, it’s over 60% locked up and the balance is still getting done.

David Ocampo

Yes, that’s helpful, and—I may be jumping the gun here—do you guys have any update on the upcoming employee agreement, or as much as you can disclose at this time?

Michael Garcia

Hi, David. Yes, you’re correct, that we are currently in discussions with the unions, both unions, about the upcoming employee agreement. The current one expires at the end of July. Without being able to share any specifics, I can tell you that we are engaged in productive conversations, and would remind everybody that we haven’t experienced a work stoppage here at Algoma in 30-plus years, so we expect to continue productive conversations in the weeks to come.

David Ocampo

Okay, that’s my questions, I’ll hand the line over. Thanks so much, guys.

Rajat Marwah

Thanks, David.

Operator

Our next question comes from the line of Anoop Prihar with Eight Capital. You may proceed with your question.

Anoop Prihar

Good morning. Just back to the capex on the quarter for a second, of the $93 million that you guys spent, can you give us a rough breakdown in dollar terms how much was the plate mill and how much was the EAF initiative?

Rajat Marwah

Most of it—the plate mill is not much, the plate is getting spent this quarter, so it will be the EAF.

Anoop Prihar

So, the majority of that was the EAF?

Rajat Marwah

That’s absolutely right.

Anoop Prihar

Okay. Then, just back to your previous comments, when you were giving the breakdown, Rajat, of the contingency remaining, I just want to make sure I understand the math. You said you have about 30% left, so does that mean—is that 30% of the $700 million that’s remaining, is that the way I should be thinking about the buffer you have remaining in your spend?

Rajat Marwah

No, it’s 30% of the remaining capex that’s not contracted yet. As I said, 60% plus has been contracted for on budget and much of the contingency has not been used, so we are in a stage where the balance has a huge contingency available, which is over 30%.

Anoop Prihar

I’m a little confused. When you say 30%, 30% of what?

Rajat Marwah

Thirty percent of the 40% remaining to spend out of $700 million.

Anoop Prihar

Got you, okay, great. Thank you. That was it for me.

Operator

Our next question comes from the line of Ahmad Shaath with Beacon Securities. You may proceed with your question.

Ahmad Shaath

Yes, good morning, guys. Just a quick one on the oil spill incident, any colour on that? Are you guys expecting maybe insurance to cover some of that, and how have been discussions with authorities on the potential fines on that front, if any?

Michael Garcia

Thank you, Ahmad. We have had discussions with our insurance carriers. I can’t share anything yet about what the final determination would be. We also don’t have any colour around what the potential fines may be or the size of those fines. It was a very disappointing incident and I would say that the source of the spill was safely contained, all the appropriate officials were notified, and we’re working through all the next steps required. That’s really all I can share right now, but thank you for the question.

Ahmad Shaath

No problem, thank you, I appreciate that, and then maybe back on the contingency front, just remind us again what was the total percentage of the contingency and how much have you spent from that contingency?

Rajat Marwah

So, we have not—it was 12.5% of the total project and we have not spent much of that contingency. Much of that contingency is available and that represents over 30% of the remaining spend, which is, let’s say, 40% of the $700 million remaining.

Ahmad Shaath

Perfect. So, it’s within the budget, that’s great to hear. Thanks, guys.

Operator

Our next question comes from the line of Alexander Jackson with RBC Capital Markets. You may proceed with your question.

Alexander Jackson

Yes, thanks, guys, for taking my questions. I’m just curious, on costs, what you guys are seeing quarter-over-quarter from last quarter to the current, and where you might be feeling any pressures, and if there’s any offsetting impacts that might be coming into play, as well. Thank you.

Rajat Marwah

Sure, Alex. From a cost perspective, the pressure continues due to the inflationary increase in all commodities, whether it’s refractory alloys or natural gas, where it sits right now, so we expect to have the same pressure continuing in this quarter, as well.

The only other point I would make, which I made earlier, as well, is that coal will start impacting us from this quarter onward. It’s a $100 increase on the coal pricing year-over-year, based on the contracts that we have done, which is still much better than where the coal market is currently. So, we will see the cost pressure continuing in this quarter, as well.

The only other thing to point out is that we have this downtime on the plate and strip mill and that definitely will affect the working capital side, as we’ll be producing more in-progress material and keeping it on the floor.

Alexander Jackson

Got it, that’s helpful, and then maybe just one follow-up. On the $100 per ton coal increase, are you able to quantify a dollar per ton impact on your—or dollar per ton steel impact on your operating costs from that increase specifically?

Rajat Marwah

It’s roughly 50% to 55% of the coal that goes to costs.

Alexander Jackson

Okay. So, a $50 per ton increase per ton of steel, basically, from the coal increase.

Rajat Marwah

Yes.

Alexander Jackson

Got it. Thanks very much, guys. That’s all for me.

Rajat Marwah

Thanks, Alex.

Operator

Our next question comes from the line Kirk Ludtke with Imperial Capital. You may proceed with your question.

Kirk Ludtke

Hello, everyone, and congratulations to Michael. You’re leaving Algoma in great shape. Well done.

Michael McQuade

Thank you, Alex—thanks, Kirk, sorry.

Kirk Ludtke

With respect to the substantial issuer bid, can you maybe provide a little bit of background as to how you sized it, and, more specifically, do you think it cleans up—is it big enough to clean up any overhang in the shares?

Rajat Marwah

Sure. From a sizing perspective, I’ll go back to the principles that Mike and Mike talked about, which is living within our means, allocating cash that we have generated, not that we will be generating in the future. So, we look at how much cash is with us as at March end, look at how much we need to spend to de-risk our EAF capex, which is what we are pursuing, keeping cash for operations, and the balance, we are using to allocate to the best use possible, and considering where the stock is and, as you mentioned, overhang, we are buying the stock. So, that’s how the number came about. As far as overhang is concerned, it’s difficult to say whether this will take care of all the overhang or not.

Kirk Ludtke

Got it, thank you, that’s helpful. You mentioned that you’re seeing strong demand across a number of your end markets, auto, construction, oil and gas. Can you break that down a little bit, maybe give us some colour by end market, and, more specifically, what you’re seeing in auto?

Michael Garcia

Hi, Kirk. This is Mike. I don’t have a lot of details for you, other than I think part of it is, even though particular supply chains may be struggling in some of these industries—for instance, auto is a perfect example, with some of their issues that they are facing in order to produce more units—as we look at the fundamental demand for those industries’ products, we remain pretty bullish on what that looks like. I’m talking in the auto example of the unmet demand for automobiles by consumers, and you can see that in the order books for new cars, as well as the healthiness of the used car market. We continue to try to look beyond our customers, into their markets and their demand, and that helps inform our current optimistic view of several of these fundamental markets that are important to our steel demand. Does that help?

Kirk Ludtke

It does, thank you very much. Can you talk about how far out you’re taking orders?

Michael Garcia

Our order book is roughly six weeks, which I would characterize as more in line with our traditional lead times versus where we were a few months ago.

Kirk Ludtke

Okay, thank you. Lastly, the downtime that you’re taking, how much time does that buy you? Can you get to the completion of the new facility before you have to take more downtime like that in the old mill?

Rajat Marwah

This downtime that we are taking, which is a month-long downtime on the plate mill, is to finish off the upgrade to the plate mill from a quality perspective, and we’ll be taking another downtime towards the end of the year to increase the volume. This is part of our plate mill modernization project, where we are going into different end markets by improving the quality, and then improving volume, as well, to go to 700,000 tons. So, another downtime taken later this year, and then we are upgraded on the plate mill side, and no other specific upgrade contemplated at this point in time.

Kirk Ludtke

Great, thank you very much.

Operator

Our next question comes from the line of David Gagliano with BMO Capital Markets. You may proceed with your question.

David Gagliano

Hi, thanks. I just have a couple of quick follow-ups. First of all, on the six-week lead time, is that the average between hot rolled coil and plate, and if so, can you break down the difference between the two in terms of lead times right now? That’s my first question.

Michael Garcia

David, it’s the average. I really can’t share anything beyond that, but it’s roughly the average of our order book.

David Gagliano

Okay, and then just one clarification. I apologize, I might have missed it, but I thought there was mention—in terms of the interplay between the forgivable part of SIF loan and the SIB, can you explain if that Dutch auction happens—obviously, assuming it does—how does that affect the SIF loan?

Rajat Marwah

It does not affect the SIF loan. That loan will be drawn as we go along. It only affects the CIB loan. As Mike mentioned, that loan is something that contemplated this kind of a situation, where there is more cash getting generated and getting used, where the loan is not supposed to be drawn. So, it only affects the CIB loan, the CAD$220 million, it does not affect the SIF loan.

David Gagliano

Okay, all right, that’s fine. I appreciate it, thanks.

Rajat Marwah

Thanks, David.

Operator

Our next question comes from the line of Ahmad Shaath with Beacon Securities. You may proceed with your question.

Ahmad Shaath

Yes, just a follow-up on the plate modernization project. It looks like it’s set to complete by November. So, when should we expect you, following the qualification with customers, to start ramping up the shipments from the added volume?

Michael Garcia

Ahmad, the added volume really will depend on the excess steel that comes—or the additional steel that comes with the EAF project. I think the current improvements and investment we’re making in the plate mill, in these two phases, really allows us to address our quality position in the market and offer quality plate that was a challenge for us before, in terms of levelness and de-scaling of the plate. So, we’re really excited about the quality of the plate we’re going to be able to bring to the market with this modernization project, and we’re already seeing early indications of the quality jump we’re making, even though we’re very much still in ramp-up from the most recent outage, but the excess or the additional volume of plate will really—that opportunity really comes with the excess or the additional EAF steel.

Ahmad Shaath

Perfect. Thank you for the clarification.

Operator

Ladies and gentlemen, we have reached the end of today’s question-and-answer session. I would like to turn the call back over to Mr. Michael Garcia for closing remarks.

Michael Garcia

Thank you, Laura.

Thank you again for your participation in our Fourth Quarter Fiscal 2022 Earnings Conference Call, and for your continued interest in Algoma Steel. We look forward to updating you on our results and progress when we report our Fiscal Fourth [sic] Quarter Results later this summer.

Operator

This concludes today’s conference, you may disconnect your lines at this time. Thank you for your participation and enjoy the rest of your day.

IMPORTANT INFORMATION FOR SHAREHOLDERS

The substantial issuer bid (“SIB”) referred to in this communication has not yet commenced. The information relating to the SIB contained in this communication is for informational purposes only and is not intended to and does not constitute an offer to purchase or the solicitation of an offer to sell shares. On the commencement date of the SIB, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Algoma with the U.S. Securities and Exchange Commission (“SEC”), and a separate issuer bid circular and related documents will be filed by Algoma with the Ontario Securities Commission (“OSC”). The SIB will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. Although the board of directors of the Company has determined to proceed towards commencement of an SIB on the terms described in this communication, market, legal, tax or other business considerations between the date hereof and the commencement of the SIB may cause the Board of Directors to determine not to proceed with the SIB on the terms described in this communication, or at all. The Company will be under no legal obligation in respect of the offer under the SIB until the SIB is formally launched. None of the Company, its board of directors, or its advisors makes any recommendation to shareholders as to whether to tender or refrain from tendering any or all of their shares pursuant to the SIB or the purchase price or prices at which shareholders may choose to tender shares. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT REGARDING THE OFFER, AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the tender offer statement and related documents filed with the SEC (in each case, when available) at the website maintained by the SEC at www.sec.gov or with the OSC at the website maintained by the Canadian Securities Administrators at www.sedar.com. Shareholders may also obtain those materials from the depositary for the SIB, which will be named in the tender offer statement. Shareholders are urged to evaluate carefully all information related to the SIB, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit shares pursuant to the SIB and, if so, how many shares to deposit and at what price.